Delisting Determination, The Nasdaq Stock Market, LLC, April 30, 2025, Inception Growth Acquisition Limited.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Inception Growth Acquisition Limited. effective at the opening of the trading session on May 19, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on December 10, 2024. The Company did not file an appeal. The Company securities were suspended on December 17, 2024. The Staff determination to delist the Company securities became final on December 17, 2024.